Exhibit (a)(5)(J)

Romeo Power Reminds Stockholders to Tender Shares for Nikola

Transaction Ahead of October 12, 2022 Deadline

•	Romeo stockholders should contact Alliance Advisors for assistance by calling toll-free at (855) 643-7453 or by emailing nkla@allianceadvisors.com

•	Stockholders who hold Romeo stock through a broker or nominee should contact such broker or nominee to tender

•	Romeo stockholders must tender their shares by midnight, Eastern Time, at the end of the day Wednesday, October 12, 2022

•	If less than a majority of the outstanding shares of Romeo’s common stock are tendered, the Offer cannot be completed by Nikola and no shares will be exchanged

CYPRESS, Calif. – September 29, 2022 - Romeo Power, Inc. (“Romeo”) (NYSE: RMO), an energy storage technology company focused on designing and manufacturing lithium ion battery products and packs for vehicle electrification, today issued the following letter to Romeo stockholders reminding them to tender their shares into the exchange offer (the “Offer”) by Nikola Corporation (NASDAQ: NKLA) (“Nikola”) to purchase all outstanding shares of common stock of Romeo by midnight, Eastern Time, at the end of the day Wednesday, October 12, 2022.

The full text of the letter follows:

IMPORTANT INFORMATION: Romeo Power Stockholders are Reminded to Tender Shares for Nikola Transaction Before October 12, 2022 Deadline

Dear Romeo Stockholders,

On August 1, 2022, Nikola Corporation (Nasdaq: NKLA) (“Nikola”) and Romeo Power, Inc. (NYSE: RMO) (“Romeo”) announced a definitive agreement for an all-stock transaction.

More recently, on September 27, 2022, Nikola announced it had extended its exchange offer (the “Offer”) to purchase all outstanding shares of common stock of Romeo until midnight, Eastern time, at the end of October 12, 2022.

I am reaching out to remind you to tender your shares prior to midnight, Eastern time, at the end of October 12, 2022. If less than a majority of the outstanding shares of Romeo common stock are tendered, the Offer cannot be completed by Nikola and no shares will be exchanged. Specifically, more than 50% of outstanding Romeo common stock must be validly tendered for the Offer to be completed, or approximately 93.00 million shares.

As of midnight, Eastern Time, on September 26, 2022, approximately 70.03 million shares of Romeo common stock had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 37.65% of outstanding shares of Romeo common stock. For the Offer to be completed, an additional 22.97 million shares must be validly tendered.

The Romeo Board unanimously recommends that Romeo stockholders tender their shares pursuant to the Offer.

If a sufficient number of shares are not tendered and the Offer cannot be completed by Nikola, your investment may be subject to substantial risks outlined below.

What Happens If Stockholders Don’t Tender Their Shares:

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There are substantial risks to Romeo remaining an independent company, and if the merger is not completed, Romeo’s ongoing business may be materially adversely affected, and Romeo could be subject to a number of risks. Critical risks, if the Offer or merger is not completed, include the following:

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Substantial Additional Capital to Fund Ongoing Operating or Other Needs to Avoid Insolvency: Romeo believes that it would need a substantial amount of additional capital in the immediate future to fund ongoing operations and strategic and growth objectives. Romeo’s access to additional capital may be very limited in both availability and amount. Without access to additional capital, Romeo could be required to declare bankruptcy and may not be able to remain in business.

•

Continued Battery Pack Production is Dependent on Financing Agreement with Nikola: Romeo and Nikola have a financing agreement intended to support continued battery pack production prior to completion of the merger. If the financing agreement is not sufficient to sustain Romeo during the period prior to completion of the merger, Romeo may not be able to continue its operations. Additionally, if the Offer and merger are not completed, Romeo will be required to repay the proceeds from the financing agreement within six months of termination of the Merger Agreement.

•	Potential Delay in Business Decisions with Partners: Suppliers, customers or other business partners may delay or defer decisions concerning Romeo or re-negotiate agreements with Romeo.

•

Stock Price Decline: The market price of Romeo’s common stock may decline, particularly to the extent that the current market price reflects a market assumption that the Offer and merger will be completed.

How to Tender Your Shares:

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If you hold shares of Romeo common stock through a broker, dealer, commercial bank, trust company or other nominee, instruct such broker or other nominee to tender your shares. Please do so promptly to allow sufficient time to meet any broker processing deadlines before the Offer expiration on October 12, 2022. Do not wait until the Offer expires to tender your shares.

Contact information for commonly used brokers:

•	Call TD Ameritrade at 888-723-8504, option 1

•	Call Fidelity at 800-343-3548

•	Call E-Trade at 1-800-387-2331

•	Contact Robinhood at https://robinhood.com/contact

•	To participate, please include the stock symbol for the offer (RMO) and the number of shares you’d like to participate with.

•	If your broker is not listed above, please contact your broker’s customer service department and ask to speak with Corporate Actions. From here, you should be directed to someone who can help you.

•	Romeo stockholders who hold shares directly can follow the instructions in the materials mailed to you.

•

Stockholders should contact Alliance Advisors with any questions or to request documents and assistance at (855) 643-7453 (Romeo stockholders call toll-free) or (973) 873-7700 (bankers and brokers call collect), or email at nkla@allianceadvisors.com.

If you were unable to previously tender your shares due to process deadlines from your broker, you may tender your shares during the extension period. Please act as soon as possible to ensure you can tender your shares on time. Romeo stockholders who have previously tendered their shares do not need to re-tender their shares or take any other action as a result of the extension of the Offer.

On behalf of our entire team and the Board of Directors, thank you for your continued support of Romeo.

Sincerely,

Robert Mancini

Chairman of the Board

About Romeo Power, Inc.

Founded in 2016 and headquartered in Cypress, California, Romeo (NYSE: RMO) is an energy storage technology company focused on designing and manufacturing lithium ion battery products and packs for vehicle electrification. Romeo’s suite of advanced battery electric products, combined with its innovative battery management system, delivers the safety, performance, reliability and configurability its customers need to succeed. To keep up with everything Romeo, follow Romeo on social media, @romeopowerinc or visit romeopower.com.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On August 29, 2022, Nikola Corporation (“Nikola”) filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents with the U.S. Securities and Exchange Commission (the “SEC”) and has and may file additional amendments thereto, and Nikola and a wholly-owned subsidiary of Nikola filed a Tender Offer Statement on Schedule TO with the SEC and has and may file additional amendments thereto. In addition, on August 29, 2022, Romeo Power, Inc. (“Romeo”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and has and may file amendments thereto. Nikola and Romeo may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Nikola or Romeo may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. ROMEO’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Exchange Offer Materials are available to all holders of Romeo’s common stock at no expense to them. The Exchange Offer Materials are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Investor Relations, Corporate Secretary at Romeo Power, Inc., 5560 Katella Ave, Cypress, CA 90630 (for documents filed by Romeo) or Investor Relations, Corporate Secretary at Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040 (for documents filed by Nikola).

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to Romeo and the acquisition of Romeo by Nikola that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “contemplate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project” or the negative of such terms or other similar terms. Forward-looking statements in this report include, among other things, statements about the potential benefits of the proposed transaction, risks related to the failure to complete the proposed transaction, Romeo’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Romeo, and the anticipated timing of closing of the proposed transaction. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following: risks related to the ability of Romeo to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s common stock being validly tendered into the exchange offer to meet the minimum condition; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of Romeo’s common stock or on Romeo’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction, risks that Romeo is unsuccessful in integrating potential acquired businesses and product lines; risks of decreased revenues due to pricing pressures or lower product volume ordered from customers; risks that our products, and services fail to interoperate with third-party systems; potential price increases or lack of availability of third-party technology, battery cells, components or other raw materials that we use in our products; potential disruption of our products, offerings, and networks; our ability to deliver products and services following a disaster or business continuity event; risks resulting from our international operations, including overseas supply chain partners; risks related to strategic alliances; risks related to our ability to raise additional capital in the future if required; potential unauthorized use of our products and technology by third parties; potential impairment charges related to our long-lived assets, including our fixed assets and equity method investments; changes in applicable laws or regulations, including tariffs and similar charges; potential failure to comply with privacy and information security regulations governing the client datasets we process and store; the possibility that the novel coronavirus pandemic may adversely affect our future results of operations, financial position and cash flows; the possibility that Russia’s invasion of Ukraine may result in continued price increases or lack of availability of certain raw materials; and the possibility that we may be adversely affected by other economic, business or competitive factors. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other reports we file with or furnish to the SEC, including the information in “Item 1A. Risk Factors” included in Part I of our Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent quarterly reports on Form 10-Q. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

Romeo Power Media

Chris Hodges or Joe Caminiti

RMO@alpha-ir.com

312-445-2870